3/9/14
KW

14046541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40729

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OHANESIAN / LECOURS, INC.

OFFICIAL USE ONLY
023757
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 SOUTH MAIN STREET - STE 104
(No. and Street)

WEST HARTFORD	CT	06110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM NICHOLSON (860) 521-4751
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALPERN & ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

218 DANBURY ROAD	WILTON	CT	06897
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2014
WASH. D.C.
191

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/14/14

OATH OR AFFIRMATION

I, Richard Ohanesian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ohanesian / Lecours, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ERIKA J. LEBARON
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Ohanesian/ Lecours, Inc.

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Ohanesian/ Lecours, Inc. and Subsidiary (the "Company"), and the related notes as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risk of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2013, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 21, 2014

Ohanesian/Lecours, Inc. and Subsidiary

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$ 314,446
Accounts receivable	168,708
Prepaid expense and other assets	60,853
Furniture and fixtures (net of accumulated depreciation of $102,652)	34,458
Website development costs (net of accumulated amortization of $15,839)	7,611
Total Assets	$ 586,076

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 69,961
Accrued commissions	142,906
Accrued payroll expenses	155,156
Accrued income taxes	2,537
Other liabilities	3,150
Total liabilities	373,710
Stockholders' equity:	
Common stock, no par; 5,000 shares authorized, 1000 shares issued and 560 outstanding	1,000
Additional paid-in capital	138,675
Retained earnings	632,306
Treasury stock, at cost, 440 shares	(559,615)
Total stockholders' equity	212,366
Total Liabilities and Stockholders' Equity	$ 586,076

The accompanying notes are an integral part of the financial statements.

Ohanesian/Lecours, Inc. and Subsidiary

Notes to Statement of Financial Condition

December 31, 2013

1. ***Organization and Nature of Business***

Ohanesian/Lecours, Inc. and Subsidiary (the "Company") was incorporated in Connecticut in 1988. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company executes principal and agency transactions for itself and its customers through its clearing broker Pershing, LLC (Pershing) on a fully disclosed basis.

The company is also registered with the SEC and FINRA as a Registered Investment Advisor (RIA) providing investment supervisory services and advisory services.

2. ***Significant Accounting Policies***

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company records securities transactions and related revenues and expenses on a trade date basis. RIA service fees and related expenses are recorded in the period the services are provided. Other income is recorded upon receipt. Other expenses are recorded in the period services are rendered.

Cash and cash equivalents include cash and an interest-bearing savings account.

Depreciation is charged to operations over the estimated useful lives of five to seven years. The Company uses accelerated depreciation methods for tax purposes.

Amortization is charged to operations for capitalized website development costs incurred in November of 2011 over a period of three years.

3. ***Off Balance Sheet Risk***

During the year ended December 31, 2013, the Company had amounts in excess of $250,000 in its brokerage and/or bank accounts . Amounts are insured by the Securities Investors Protection Corporation (SIPC) and by the Federal Deposit Insurance Corporation (FDIC) up to $500,000 and $250,000, respectively; of which, no more than $250,000 may be in cash. The Company's principal clearing firm carries additional protection on terms similar to SIPC for account net equity in excess of $500,000. These balances fluctuate during the year. Management monitors their account balances regularly and seeks to keep this potential risk to a minimum.

4. ***Accounts Receivable***

Accounts receivable represent amounts estimated to be received by the Company. The estimate is based on actual deposits received in the month following the reporting period as of the close of business and a timing adjustment for payments received other than on a monthly basis.

Management determines the need for any allowance for doubtful accounts based on information in regard to individual accounts and historical experience. An allowance for doubtful accounts, if any, is determined based on management's best estimate of probable loss inherent in the accounts receivable balance. There is no allowance for doubtful accounts at December 31, 2013.

5. ***Related Party Transactions***

The Company has a wholly owned subsidiary corporation, Ohanesian/Lecours, Inc., required by the state of Massachusetts to be licensed to conduct Insurance product business with residents of the State. All revenues and expenses of the subsidiary are combined and reported on the Company's books and records. The Company is represented by Registered Agent Solutions, Inc. as its Agent of Record for the subsidiary.

6. ***Lease Commitments***

The company has operating lease arrangements for office space and office equipment. The lease arrangements will terminate in 2014. The Company is currently negotiating the renewal of its office space lease terms. Other operating lease arrangements are on a month-to-month basis.

7. ***Employee Benefit Plan***

The Company adopted a profit sharing plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees meeting minimum eligibility requirements as defined in the plan document. Eligible employees can contribute up to a maximum specified percentage of their compensation. The plan allows for a safe harbor matching contribution of 4% of the employee's compensation, up to the IRS limit. Additional discretionary contributions are also allowed.

8. ***Income Taxes***

The company is recognized as a Corporation by the Internal Revenue Service. A provision for taxes in the amount of $2,537 is included in the financial statements for both Federal and State estimated taxes due for the current tax year ended December 31, 2013.

8. ***Income Taxes (Continued)***

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013 management has determined that there are no material uncertain income tax positions.

The Company files tax returns in numerous U.S. jurisdictions, with returns subject to examination for varying periods, but generally back to and including 2010. The Company has not been notified of any returns being currently examined by taxing authorities.

9. ***Liabilities Subordinated to the Claims of General Creditors***

As of December 31, 2013, the Company had not entered into any subordinated loan agreements.

10. ***Rule 15C3-3***

The company is exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

11. ***Net Capital Requirements***

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2013, the company had net capital and a net capital requirement of $110,379 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 3.3572 to 1 at December 31, 2013.

12. ***Commitments and Contingencies***

Various legal claims may arise from time to time and, in the opinion of management, these claims will have no material effect on the Company's financial statements.

13. ***Subsequent Events***

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.